[redacted]

SECUR 10028662 MMISSION

SEC Mail Processing Section
RECEIVED
MAR 31 2010
WASH, D.C.
193

BP 4/1

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LatAm Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Brickell Avenue, Suite 800
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelica Aguilera — (305) 579-9705
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

BP 4/1

OATH OR AFFIRMATION

I, Angelica Aguilera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LatAm Investments, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Angelica Aguilera
(Signature)

PRESIDENT
(Title)

Norma R. Hannah
(Notary Public)

NORMA R. HANNAH
MY COMMISSION #DD568796
EXPIRES: JUL 09, 2010
Bonded through 1st State Insurance

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

LatAm Investments, LLC

Statement Of Financial Condition

December 31, 2009







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

LatAm Investments, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of LatAm Investments, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LatAm Investments, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The Company ceased operations effective January 25, 2010. The remaining assets are intended for settlement of liabilities and distribution to the members.

Kaufman, Rossin & Co.

Miami, Florida
March 26, 2010

LATAM INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 6)	$	260,232
DEPOSIT AT BROKER (NOTE 6)		1,000,000
PROPERTY AND EQUIPMENT (NOTE 2)		243,869
OTHER ASSETS (NOTES 3 AND 7)		506,669
	$	2,010,770
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	211,188
Total liabilities		211,188
LEASE COMMITMENT AND CONTINGENCY (NOTES 4 AND 7)		
MEMBERS' EQUITY		1,799,582
	$	2,010,770

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

LatAm Investments, LLC (the Company) was organized as a limited liability company under the laws of the State of Florida on September 1, 2004. The Company is a broker of various types of equity, debt, and mutual fund securities and option contracts. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers. The Company also buys and sells securities for its customers, primarily within Latin America, and charges a commission. The Company ceased operations effective January 25, 2010. The remaining assets are intended for settlement of liabilities and distribution to the members.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related gains or losses, commissions and clearing costs are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. Amortization of leasehold improvements is computed by the straight-line method over the term of the lease. The range of estimated useful lives is summarized as follows:

Office equipment	3 - 5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not subject to income taxes since the income or loss is includible in the tax returns of its members.

Commencing for 2009, the Company adopted "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Adoption had no effect on the Company's financial statements.

Revenue Recognition

Securities transactions and related trading gains or losses, commissions and clearing costs are reported on a trade date basis.

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consisted of the following:

Furniture and fixtures	$ 126,107
Office equipment	234,992
Leasehold improvements	42,996
	404,095
Less: accumulated depreciation and amortization	(160,226)
	$ 243,869

NOTE 3. OTHER ASSETS

During the year ended December 31, 2009, the Company made non-interest bearing advances to a member. At December 31, 2009, $300,000 was outstanding and is included in other assets in the accompanying statement of financial condition.

NOTE 4. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office, expiring in May 2014.

The approximate future minimum rentals under this lease for the years subsequent to December 31, 2009 are as follows:

2010	$ 300,000
2011	308,000
2012	322,000
2013	338,000
2014	173,000
	$ 1,441,000

On March 4, 2010, the landlord notified the Company that they were in default of the terms of the agreement and were terminating the lease and directed them to vacate the premises no later than March 31, 2010. In addition, the landlord notified the Company that they had applied the Company's deposit in the amount of $100,000 in full to cover a portion of damages resulting from the default. This deposit amount is included in other assets in the accompanying statement of financial condition.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2009, the Company's "Net Capital" was $1,047,966, which exceeded requirements by $797,966, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.20 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The primary clearing and depository operations for the Company's securities transactions are provided by Pershing, whose main office is located in New Jersey. At December 31, 2009, $54,195 of cash and cash equivalents and the clearing deposit of $1,000,000 are held by this brokerage firm and are included in the accompanying statement of financial condition. On January 25, 2010, the Company was notified by Pershing that they were terminating the clearing and depository agreement and that they have up to 90 days to transfer customer accounts to another clearing firm.

Off-Balance Sheet Risks

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. CONTINGENCY

The Company has become aware of grievance allegations by certain clients relating to their investment accounts. No claims have been asserted and management believes that any litigation threats relate to the ordinary course of business activities, are without merit and if asserted are not expected to have a material adverse effect.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com